SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vocus, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92858J 10 8

(CUSIP Number)

Richard Rudman Vocus, Inc. 12051 Indian Creek Court Beltsville, MD 20705 Telephone: (301) 459-2590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Telephone: (301) 459-2590

Attention: Kristie Scott, Esq.

May 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 92858J 10 8	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Rudman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,097,920(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	1,097,920(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,097,920(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 452,735 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of May 24, 2012.

(2)	Based on 20,670,015 shares of Common Stock outstanding as of May 21, 2012, plus 452,735 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days of May 24, 2012.

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Explanatory Note: The Reporting Person previously filed a statement on Schedule 13G, including amendments thereto, pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, to report his beneficial ownership of shares of the Issuer’s common stock. On January 24, 2012, the Reporting Person filed an amendment to such Schedule 13G reporting that, as of December 31, 2011, the Reporting Person had ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding shares of common stock.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of Vocus, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12051 Indian Creek Court, Beltsville, Maryland 20705.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Richard Rudman (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Vocus, Inc., 12051 Indian Creek Court, Beltsville, Maryland 20705.

(c)	The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 4, 2012 and May 24, 2012, the Reporting Person purchased 60,000 shares and 65,000 shares, respectively, of Common Stock in open market purchases. The total amount of funds used to purchase such shares of Common Stock was $1,932,105. Such funds were provided by the personal funds of the Reporting Person.

On March 30, 2012, the Reporting Person received 48,629 shares of restricted Common Stock from the Issuer pursuant to an award issued under the Issuer’s 2005 Stock Award Plan.

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All other outstanding shares of Common Stock beneficially owned by the Reporting Person were acquired by the Reporting Person prior to the initial public offering of the Issuer’s Common Stock in December 2005, or pursuant to equity awards issued to the Reporting Person by the Issuer prior to December 31, 2011.

Item 4.	Purpose of Transaction.

The Reporting Person will review from time to time various factors relevant to his beneficial ownership of the Issuer’s securities and may, from time to time, dispose of some or all of the Common Stock that he beneficially holds, or acquire additional securities of the Issuer, in privately negotiated transactions, open market sales or purchases, or otherwise. The Reporting Person has in the past acquired, and may in the future acquire, restricted stock awards, stock options or other rights to acquire securities of the Issuer in the ordinary course of business in connection with his service as an executive officer and/or director of the Company.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with the Reporting Person’s position as an executive officer and as a director of the Issuer, has no plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

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(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 1,097,920 shares of Common Stock, including 452,735 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person and exercisable within 60 days of May 24, 2012, which represents approximately 5.2% of the Common Stock outstanding as of May 24, 2012. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such 1,097,920 shares of Common Stock.

During the 60 days immediately preceding the date of this report, the Reporting Person has effected the following transactions in the securities of the Issuer:

On March 30, 2012, the Reporting Person received 48,629 shares of restricted Common Stock from the Issuer pursuant to an award issued under the Issuer’s 2005 Stock Award Plan.

The Reporting Person effected the following purchases of shares of Common Stock in the open market:

Date	Shares	Price Per Share
05/4/2012	60,000	$15.99
05/24/2012	65,000	$14.97

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person and the Issuer are parties to stock option agreements, pursuant to which the Reporting Person has the right to purchase the number of shares of Common Stock specified therein, at the applicable exercise price specified therein, as follows:

Grant Date	No. of Shares	Exercise Price
12/6/2005	635,000	$9.00
1/31/2007	215,000	$18.65
2/25/2010	184,971	$14.40
3/22/2011	140,997	$23.68
3/30/2012	168,309	$13.25

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Each stock option vests as to 25% of the shares subject thereto on each of the first four anniversaries of the grant date, subject to accelerated vesting in accordance with the terms of the applicable stock option agreement and the employment agreement referred to below, and is subject to the terms of the Issuer’s 2005 Stock Award Plan.

The Reporting Person and the Issuer are parties to restricted stock agreements, pursuant to which the Reporting Person was granted the number of shares of Common Stock specified therein, subject to vesting as to 25% of the shares subject thereto on each of the first four anniversaries of the grant date (subject to accelerated vesting in accordance with the terms of the applicable restricted stock agreement and the employment agreement referred to below and with the exception of the grant of 9,861 shares on January 31, 2008, the vesting schedule of which is detailed below), as follows:

Grant Date	No. of Shares
1/31/2008	180,000
1/31/2008	9,861
2/27/2009	270,000
2/25/2010	108,917
3/22/2011	41,757
3/30/2012	48,629

The grant of 9,861 shares granted on January 31, 2008 was subject to vesting as to 20% of the shares on the date of grant and 80% of the shares on the one year anniversary of the grant date.

Each stock option agreement and restricted stock agreement is subject to the terms of (1) the applicable option agreement or restricted stock agreement, (2) the Issuer’s 2005 Stock Award Plan, and (3) the employment agreement between the Issuer and the Reporting Person, which provides that all stock options, restricted stock or other equity instruments that the Reporting Person receives from the Issuer will become fully exercisable if a Change in Control (as defined in the employment agreement) occurs during the term of the employment agreement. The foregoing summaries of such agreements are qualified in their entireties by the full terms and conditions of the stock option agreements, the restricted stock agreements, the 2005 Stock Award Plan, and the employment agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Form of Option Agreement for executive officers under the Issuer’s 2005 Stock Award Plan (included as Exhibit 10.6 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007 and incorporated herein by reference).

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Exhibit 2. Form of Restricted Stock Agreement for executive officers under the Issuer’s 2005 Stock Award Plan (included as Exhibit 10.18 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2008 and incorporated herein by reference).

Exhibit 3. Form of Issuer’s 2005 Stock Award Plan (included as Exhibit 10.7 to Amendment No. 6 to the Registration Statement on Form S-1 of the Issuer (Registration No. 333-125834) filed with the Securities and Exchange Commission on December 6, 2005 and incorporated herein by reference).

Exhibit 4. Form of Employment Agreement for the Reporting Person, and schedule of details omitted therefrom (included as Exhibit 10.1 to the Issuer’s Current Report on Form 10-K filed with the Securities and Exchange Commission on December 12, 2005 and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2012

By:	/s/ Richard Rudman
Name:	Richard Rudman

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